Date: June 15, 2016	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: JET METAL CORP.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	June 27, 2016
Record Date for Voting (if applicable) :	June 27, 2016
Beneficial Ownership Determination Date :	June 27, 2016
Meeting Date :	July 27, 2016
Meeting Location (if available) :	Suite 1240, 1140 West Pender Street, Vancouver, B.C., V6E 4G1
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	47713E108	CA47713E1088

Sincerely, Computershare Agent for JET METAL CORP.